

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Michael Lawless
Chief Executive Officer
Auddia Inc.
1680 38th Street, Suite 130
Boulder, Colorado 80301

> **Re: Auddia Inc.**
> **Draft Registration Statement on Form S-3**
> **Submitted May 29, 2025**
> **CIK No. 0001554818**

Dear Michael Lawless :

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: James Carroll